Exhibit 99.98

CONSENT

I, Pascal Hamelin, hereby consent to the references to, and the use of any information derived from, the technical report titled “Technical Report on the Bachelor Lake Gold Project Prepared for Metanor Resources” dated February 17, 2011 (the “Report”) in the registration statement on Form 40-F of Sandstorm Gold, Ltd. (the “Registration Statement”) being filed with United States Securities and Exchange Commission, which Registration Statement incorporates by reference and attaches as an exhibit the Sandstorm Gold Ltd. Annual Information Form for the year ended December 31, 2011 which refers to information contained in the Report.

I also consent to the use of my name, including as an expert or “qualified person,” in connection with the Registration Statement.

Dated:	July 27, 2012

/s/ Pascal Hamelin
		Name:	Pascal Hamelin, P. Eng.
		Title:	VP Operations